Exhibit 4.2

TRANSLATION INTO ENGLISH OF THE EXTRACT OF THE MINUTES OF THE COMBINED SHAREHOLDERS’ MEETING ISSUED IN FRENCH. ONLY THE FRENCH VERSION PREVAILS

Seventeenth resolution

(Delegation of authority granted to the Board of Directors, for a period of twenty-six months, for the purpose of carrying out, in accordance with the terms and conditions set out in Articles L. 3332−18 et seq. of the French Labor Code, capital increases, with removal of shareholders’ pre-emptive subscription rights, reserved for members of a company or group savings plan)

Voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, upon presentation of the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions, firstly, of Articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code, and, secondly, Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code, the shareholders hereby:

1°	delegate its authority to the Board of Directors, with the right to sub-delegate according to the conditions provided for by law, for the purpose of deciding one or several capital increases through the issue of ordinary shares of the Company, in the proportions and at the periods that it shall see fit, by an amount not exceeding 1.5% of the share capital outstanding on the date of the Board of Directors’ meeting at which a decision to proceed with an issue is made, it being specified that the amount of share capital issued in accordance with this resolution shall be offset against the aggregate ceiling for capital increases authorized under the fifteenth resolution of the Extraordinary Shareholders’ Meeting on May 29, 2020 or, as the case may be, against the ceiling provided by a resolution of the same kind which could possibly supersedes that fifteenth resolution during the validity period of the authorization;

2°	reserve the subscription of shares to be issued for members of a company or group savings plan of the Company and French or foreign affiliates within the meaning of Articles L. 225-180 of the French Commercial Code and L. 3344-1 of the French Labor Code, including the members mentioned in Article L. 3332-2 of the French Labor Code, it being specified that this resolution may be used to implement leverage formulas;

3°	authorize the Board of Directors to award the beneficiaries referred above existing shares or shares to be issued:

-	as a supplement, within the limits set out in Articles L. 3332-11 et seq. of the French Labor Code; and/or

-	as a substitute for all or part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this award may not exceed the legal or regulatory limits pursuant to Article L. 3332-21 of the French Labor Code;

4°	decide to remove, in favor of the beneficiaries mentioned in paragraph 2° of this resolution, shareholders’ pre-emptive subscription rights for the shares issued in accordance with this resolution and to waive any right to ordinary shares, with shareholders also waiving, in the case of share grants in accordance with paragraph 3° of this resolution, any right to the said shares including the shares resulting from reserves, earnings or additional paid-in capital incorporated in the Company’s capital;

5°	decide that the subscription price for new shares may not be less than the average of the last quoted prices during the twenty trading sessions preceding the date of the Board of Directors’ decision setting the subscription opening date, with a 20% discount;

6°	decide that the Board of Directors shall have full powers, with the right to sub-delegate, according to the conditions provided for by law, to implement this resolution and, in particular, to:

•	set the terms and conditions of the capital increases and decide on the dates, terms and conditions of the issues carried out in accordance with this resolution,

•	set the opening and closing dates of subscriptions, the price, the dividend entitlement date for shares issued, the procedures for the paying-up of shares, agree timeframes for them to be paid up,

•	charge, if it deems appropriate, the costs, duties and fees generated by the issues against the amount of the corresponding premiums and, if necessary, deduct from this amount the sums necessary to take the legal reserve to one tenth of the new share capital after each issue, and

•	more generally, take all useful and necessary measures and conclude all agreements or contracts to effect the closing the increases contemplated, carry out any and all formalities for purposes of duly recording the capital increase or increases, amend the articles of association accordingly, and carry out any and all formalities required for the admission to list the issued shares;

7°	acknowledge that this delegation renders ineffective, up to the unused portion, any previous delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.